UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

Commission File No. 0001-34184

SILVERCORP METALS INC.

(Translation of registrant's name into English)

Suite 1750 - 1066 West Hastings Street

Vancouver, BC Canada V6E 3Xl

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☐ Form 40-F ☒

Explanatory Note

On May 25, 2026, the Company filed an application to list its common shares (the “Listing Application”) on the Stock Exchange of Hong Kong Limited (the “HK Exchange”) in connection with the proposed triple primary listing (the “Listing”) of its common shares (the “Shares”) on the Main Board of the HK Exchange together with a global offering (the “Global Offering”) of the Shares. In connection with its application, the Company also filed with the HK Exchange a draft disclosure document, a redacted version of which the HK Exchange has made public. The material portions of the redacted draft disclosure document are included in this Form 6-K as exhibit 99.1. The proposed Listing and Global Offering are subject to necessary stock exchange approvals, prevailing market conditions, and other relevant factors. There can be no assurance as to whether and when the proposed offering or listing will be completed. See “Forward-Looking Statements”, below.

This communication is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any offer, solicitation or sale of any securities of the Company in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Shares have not been and will not be registered under the United States Securities Act of 1933, as amended, (the “Securities Act”) or any state securities laws in the United States and may not be offered and sold in the United States or to or for the account or benefit of U.S. persons or person in the United States unless the Offer Shares are registered under the Securities Act and any applicable state securities laws, or an exemption from the registration requirements of the Securities Act and any applicable state securities laws are available.

The Shares will be offered and sold only outside the United States to persons that are not, and are not acting for the account or benefit of, U.S. persons or persons in the United States, in reliance upon Regulation S under the Securities Act.

Forward-Looking Statements

This Form 6-K includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable securities laws relating to, among other things statements regarding, but not limited to, the Listing; Global Offering; the timing and likelihood of regulatory filings and approvals; market conditions affecting the Global Offering and Listing; the anticipated offering price and number of Shares to be sold in the Global Offering; our business strategies and plans to achieve these strategies, our capital expenditure plans; changes to the political and regulatory environment in the industry and markets in which we operate; our expectations with respect to our ability to acquire and maintain regulatory licenses or permits; changes in competitive conditions and our ability to compete under these conditions; future developments, trends, and conditions in the industry and markets in which we operate; general economic, political, and business conditions in the markets in which we operate; effects of the global financial markets and economic crisis; our financial conditions and performance; our dividend policy; and change or volatility in interest rates, foreign exchange rates, equity prices, volumes, operations, margins, risk management, and overall market trends. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “expects”, “intends” and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors, including the Listing and Global Offering are subject to the receipt of all required regulatory approvals, market conditions and other factors; fluctuating commodity prices; recent market events and condition; estimation of mineral resources, mineral reserves and mineralization and metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; climate change; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into existing operations; permits and licenses for mining and exploration in China; title to properties; non-controlling interest shareholders; acquisition of commercially mineable mineral rights; financing; competition; operations and political conditions; regulatory environment in China; regulatory environment and political climate in Bolivia, Ecuador and Kyrgyzstan; ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; integration and operations of Adventus and Chaarat ZAAV CJSC; environmental risks; natural disasters; dependence on management and key personnel; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations(including flooding and severe weather); conflicts of interest; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; outcome of current or future litigation or regulatory actions; bringing actions and enforcing judgments under U.S. securities laws; cyber-security risks; uncertainties in geopolitical conditions; public health crises; the Company’s investment in New Pacific Metals Corp. and Tincorp Metals Inc.; and the other risk factors described in the Listing Application, the Company’s Annual Information Form and in the Company’s Annual Report on Form 40-F, and other filings with Canadian and U.S. regulators on www.sedarplus.ca and www.sec.gov; could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this Form 6-K represents expectations as of the date of this Form 6-K and is subject to change after such date. However, we are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this Form 6-K is qualified by the cautionary statements herein.

A comprehensive discussion of other risks that impact the Company can also be found in its public reports and filings which are available under its profile at www.sedarplus.ca and www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 29, 2026	SILVERCORP METALS INC.

/s/ Jonathan Hoyles
Jonathan Hoyles
General Counsel and Corporate Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

99.1	Redacted Draft Disclosure Document dated May 25, 2026

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